UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ProUroCare Medical Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

74373C 10 7
(CUSIP Number)

James L. Davis 6446 Flying Cloud Drive Eden Prairie, MN 55344
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO: 74373C 10 7	Page 2 of 10

1.	Names of reporting persons: James L. Davis

I.R.S. Identification Nos. of above persons (entities only): NOT APPLICABLE

2.	Check the appropriate box if a member of a group: Not applicable

(a) ☐
(b) ☐

3.	SEC use only:

4.	Source of funds: PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	3,663,532

8.	Shared voting power:	-0-

9.	Sole dispositive power:	3,663,532

10.	Shared dispositive power:	-0-

11.	Aggregate amount beneficially owned by each reporting person: 3,663,532

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 23.5%

14.	Type of reporting person: IN

CUSIP NO: 74373C 10 7	Page 3 of 10

1.	Names of reporting persons: Davis & Associates Inc

I.R.S. Identification Nos. of above persons (entities only): 41-0975255

2.	Check the appropriate box if a member of a group: Not applicable

(a) ☐
(b) ☐

3.	SEC use only:

4.	Source of funds: WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	100,664

8.	Shared voting power:	-0-

9.	Sole dispositive power:	100,664

10.	Shared dispositive power:	-0-

11.	Aggregate amount beneficially owned by each reporting person: 100,664

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 0.7%

14.	Type of reporting person: CO

CUSIP NO: 74373C 10 7	Page 4 of 10

1.	Names of reporting persons: The Davis & Associates Inc. 401K PSP.

I.R.S. Identification Nos. of above persons (entities only): 41-0975255

2.	Check the appropriate box if a member of a group: Not applicable

(a) ☐
(b) ☐

3.	SEC use only:

4.	Source of funds: WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	185,978

8.	Shared voting power:	-0-

9.	Sole dispositive power:	185,978

10.	Shared dispositive power:	-0-

11.	Aggregate amount beneficially owned by each reporting person: 185,978

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 1.3%

14.	Type of reporting person: EP

CUSIP NO: 74373C 10 7	Page 5 of 10

Introduction

James L. Davis, a United States resident, the Davis & Associates, Inc., 401K PSP, a profit sharing plan and Davis & Associates Inc., a Minnesota corporation (collectively, the “Reporting Persons”) here by filed this Amendment No. 1 (this “Amendment”) to its Statement on Schedule 13D filed with the Securities and Exchange Commission on February 24, 2009 (the “Statement”) as amended by Amendment No. 1 thereto filed March 31, 2009 on behalf of the Reporting Persons identified in Item 2 of the Statement.

Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 2.	Identity and Background

Item 2(a) is amended in its entirety to read:

(a)           This statement is filed jointly by James L. Davis, a resident of the United States, the Davis & Associates, Inc., 401K PSP, a profit sharing plan (the “Davis 401K”) and Davis & Associates Inc., a Minnesota corporation (“Davis Associates,” and collectively with the foregoing, the “Reporting Persons”).  Mr. Davis is the sole Trustee of the Davis 401K and the sole shareholder, director and officer of Davis Associates.  On March 1, 2010, Mr. Davis was elected to the Issuer’s Board of Directors.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 is amended in its entirety to read:

Funds used for the purchase of the Shares reported herein were derived from the personal funds of Mr. Davis, available working capital of Davis Associates and funds available for investment in the Davis 401K.  A total of $2,082,000 was paid to acquire such Shares .

Item 4.	Purpose of Transaction:

The first paragraph of Item 4 is amended and restated to read:

The Reporting Persons acquired the Shares reported herein for investment purposes in private placements and public offerings by the Issuer.  In his role as a Director of the Issuer, Mr. Davis receives an annual award of $25,000 of stock options upon re-election to the Issuer’s Board by a vote of shareholders, and earns directors fees that may be paid in the Issuer’s common stock.  Pursuant to the Mr. Davis’ guarantee of $900,000 of the Issuer’s bank debt, he will be issued 10,000 shares of the Issuer’s common stock per month between December 28, 2010 and March 28, 2011.

Item 5.	Interest in Securities of the Issuer:

Item 5 has been amended and restated, in its entirety, to read:

(a)            As of the close of business on August 16, 2010, the Reporting Persons beneficially owned 3,663,532 Shares, constituting approximately 23.5%of the outstanding Shares of the Issuer.  Each of Mr. Davis, Davis Associates and the Davis 401K may be deemed to be a  beneficial owner of all of these Shares for purposes of filing this Schedule 13D; however, each Reporting Person disclaims beneficial ownership in such shares, except to the extent of its own pecuniary interest therein.

CUSIP NO: 74373C 10 7	Page 6 of 10

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 14,346,966 Shares outstanding, which is the total number of Shares outstanding as of August 16, 2010, according to the transfer agent of the Issuer.

(b)           By virtue of his direct and indirect control of Davis Associates and the Davis 401K, Mr. Davis is deemed to have sole voting and dispositive powers with respect to all of the Shares shown below.

Name	Number of Shares	% of Shares Outstanding
James L. Davis (1)	3,663,532	23.5%
Davis Associates (2)	100,664	0.7%
Davis 401K (3)	185,978	1.3%

(1)  Includes 2,237,121 Shares owned by Mr. Davis and 1,139,769 Shares that could be acquired within 60 days of the date of filing of this Schedule 13D pursuant to the exercise of warrants or options held by Mr. Davis.  Also includes 185,978 Shares beneficially owned by the Davis 401K and 100,664 Shares beneficially owned by Davis Associates.
(2)  Includes 43,182 shares currently available upon exercise of warrants.
(3)  Includes 91,014 shares currently available upon exercise of warrants.

(c)           Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit 99.1 hereto and is incorporated herein by reference.

(d)           No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 has been amended and restated, in its entirety, to read:

None.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Schedule of Share Acquisitions Within past 60 days (filed herewith).

99.2	Joint Filing Agreement dated February 23, 2009 (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed February 9, 2009).

99.3
Form of warrant to acquire shares of common stock issued to lenders in connection with $100,000 promissory note, dated November 29, 2006 and January 3, 2007 (incorporated by reference to Exhibit 4.17 to the Issuer’s Annual Report on Form 10-KSB filed March 30, 2007).

99.4
Form of warrants to acquire shares of common stock issued in favor of subscribers of the Issuer’s Investment Unit offering dated January 18 and January 23, 2007 (incorporated by reference to Exhibit 4.18 to the Issuer’s Annual Report on Form 10-KSB filed March 30, 2007).

99.5
Form of warrant issued pursuant to Issuer’s 2007 Private Placement dated December 27, 2007 (incorporated by reference to Exhibit 4.16 to the Issuer’s  Annual Report on Form 10-KSB filed March 31, 2008).

CUSIP NO: 74373C 10 7	Page 7 of 10

99.6	Warrant dated December 27, 2007 (incorporated by reference to Exhibit 4.17 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008).

99.7	Form of warrants dated April 3, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008).

99.8	Form of Origination Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.22 to the Issuer’s Form S-1 filed September 19, 2008).

99.9	Form of Put Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.23 to the Issuer’s Form S-1 filed September 19, 2008).

99.10	Warrant dated September 25, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed October 23, 2008).

99.11	Form of Warrant dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.28 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008).

99.12	Form of Unit Certificate dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.29 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008).

99.13	Form of Promissory Note issued dated April 3, 2008 (incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008).

99.14	Convertible Promissory Note dated September 25, 2008 (incorporated by reference to Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q filed October 23, 2008).

99.15	Financing Agreement dated March 19, 2009 (incorporated by reference to Exhibit 10.52 to the Issuer’s Annual Report on Form 10-K filed March 26, 2009.

99.16	Convertible Promissory Note dated March 19, 2009 (incorporated by reference to Exhibit 10.52 to the Issuer’s Annual Report on Form 10-K filed March 26, 2009).

99.17	Promissory Note dated September 21, 2009 issued in favor of James L. Davis (incorporated by reference to Exhibit 10.44 to Issuer’s Amendment No. 1 on Form S-4 to Form S-3 filed on October 16, 2009).

99.18	Specimen 2009 Replacement Warrant (incorporated by reference to Exhibit 4.4 to Issuer’s Registration Statement on Form S-3 filed September 25, 2009).

99.19
Form of Promissory Note issued pursuant to the Issuer’s private placement of promissory notes on June 11, 2010 (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K/A filed June 25, 2010).

99.20
Form of warrant issued as interest under unsecured promissory note pursuant to Issuer’s June 11, 2010 private debt placement (incorporated by reference to Exhibit 4.1 to Issuer’s Amended Current Report on Form 8-K/A filed June 25, 2010).

99.21	Form of Loan Guarantor Compensation Letter Agreement dated June 28, 2010 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed July 2, 2010).

99.22	Specimen 2010 Replacement Warrant (incorporated by reference to Exhibit 4.25 to Issuer’s Registration Statement on Form S-4 filed July 2, 2010).

CUSIP NO: 74373C 10 7	Page 8 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2010

/s/James L. Davis	Davis & Associates, Inc.
James L. Davis
By: /s/James L. Davis
Name: James L. Davis
The Davis & Associates, Inc. 401K PSP	Title: President

By: /s/James L. Davis
Name: James L. Davis
Title: Trustee